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                                                                Exhibit 4.32

                                PROMISSORY NOTE



$15,000,000.00                                                      May 26, 1994


For value received, TESORO ALASKA PETROLEUM COMPANY, a Delaware corporation ("Borrower") promises to pay to the order of the NATIONAL BANK OF ALASKA, a National Banking Association, (the "Bank"), the principal of all Advances made under this Note to Borrower, in a maximum amount not to exceed Fifteen Million and 00/100 Dollars ($15,000,000.00), together with interest from date of each Advance on the outstanding principal balance.

This Note has been executed and delivered under, and is subject to the terms of, the Loan Agreement dated as of May 26, 1994, between Borrower, the Bank, and the Guarantor (the "Agreement"). Reference is made to the Agreement for provisions affecting this Note. Words not otherwise defined herein have the same meanings as defined in the Agreement.

Interest shall accrue on this Note at the variable rate of: (i) On one third of the outstanding principal balance the Prime Rate fully floating plus one-quarter (0.25%) percent; and (ii) On two-thirds of the principal balance at a rate equal to the Unsecured 90-day Commercial Paper Rate plus two and six-tenths (2.6%) percent adjusted quarterly on the first day of each calendar quarter. The Prime Rate currently is 7.25% per annum. The initial interest rate on the one-third portion of the Note is 7.5% per annum. The Unsecured 90-day Commercial Paper Rate currently is 4.55%. The initial interest rate on the two-thirds portion of the Note is 7.15% The interest rate(s) on this Note shall increase by 2% when there exists an Event of Default.

All interest shall be calculated on the basis of 360 days for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable. Interest on the principal balance is due and payable in arrears beginning July 1, 1994, and thereafter as provided in the Agreement. Principal plus accrued interest on the Note is due in full on January 1, 2002.

All payments on this Note shall be paid to the Bank as provided in the Agreement at Section 2. The principal balance and interest due hereon shall be evidenced by Bank's records for the computation of principal and interest balances owed by Borrower to Bank.

The initial loan fee paid as recited in Section 2.6 of the Agreement has been earned fully and will not be subject to refund upon early payment (whether voluntary or as a result of default), except as otherwise required by law. Except for the foregoing,





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Borrower may pay without penalty all or a portion of the amount owed earlier than it is due, except that after conversion, certain prepayment penalties as set forth in the Agreement apply.

If this Note has not been paid in full when due, Borrower agrees to pay all costs and expenses of collection, including the reasonable attorneys' fees incurred by the Bank. If the Bank declares an Event of Default under the Agreement, the sums due hereunder may be accelerated in accordance with the terms of Section 7.2 of the Agreement.

Borrower is personally obligated and fully liable for the amounts due under this Note. The Bank has the right to sue on this Note and to obtain a personal judgment against Borrower for the satisfaction of the amount due under this Note either before or after a judicial foreclosure of the mortgage or Deed of Trust under AS 09.45.170-09.45.220.

This Note has been delivered to Bank and accepted by the Bank in the State of Alaska. If there is a lawsuit, Borrower agrees to submit to the jurisdiction of the Alaska Superior Court, Third Judicial District at Anchorage. This Note shall be governed by and construed in accordance with the laws of the State of Alaska.

Bank may delay or forgo enforcing any of its rights or remedies under this Note without losing them. Borrower and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, waive presentment, demand for payment, protest and notice of dishonor. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing by the holder of this Note, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser shall be released from liability. All such parties agree that the Bank may renew, extend (repeatedly and for any length of time) or modify the Loans, or release any party or guarantor, and take any other action deemed necessary by Bank without the consent of or notice to anyone except as otherwise provided herein.


                                           TESORO ALASKA PETROLEUM COMPANY,
                                           a Delaware corporation



                                           By: /s/ WILLIAM VAN KLEEF
                                               -----------------------------
                                               William Van Kleef
                                           Its:  Vice President and Treasurer


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